                                SCHEDULE 13E-3/A

                                 (Rule 13e-100)

                Transaction Statement Under Section 13(e) of the
           Securities Exchange Act of 1934 and Rule 13e-3 Thereunder

                           ENEX RESOURCES CORPORATION

                  ------------------------------------------
                              (Name of the Issuer)

                           ENEX RESOURCES CORPORATION
                            3TEC ENERGY CORPORATION
                          3NEX ACQUISITION CORPORATION
                                FLOYD C. WILSON
                                DAVID B. MILLER
                               D. MARTIN PHILLIPS
                                STEPHEN W. HEROD
                              GARY R. CHRISTOPHER

                  ------------------------------------------
                       (Name of Persons Filing Statement)

                    COMMON STOCK, PAR VALUE $0.05 PER SHARE

                  ------------------------------------------
                         (Title of Class of Securities)

                                   292744208

                  ------------------------------------------
                     (CUSIP Number of Class of Securities)

                                Floyd C. Wilson
                           Enex Resources Corporation
                                700 Milam Street
                                   Suite 1100
                              Houston, Texas 77002
                                 (713) 821-7100

                                With Copies to:

                                David S. Elkouri
                         Hinkle Elkouri Law Firm L.L.C.
                                  301 N. Main
                                   Suite 2000
                           Wichita, Kansas 67202-4820
                                 (316) 267-2000

                  ------------------------------------------
 (Name, Address, and Telephone Numbers of Persons Authorized to Receive Notices
                                      and
           Communications on Behalf of the Persons Filing Statement)

   This statement is filed in connection with (check the appropriate box):

  a.[X]The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

  b.[_] The filing of a registration statement under the Securities Act of 1933.

  c.[_] A tender offer.

  d.[_] None of the above.

   Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

   Check the following box if the filing fee is a final amendment reporting the results of the transaction: [_]

                           CALCULATION OF FILING FEE

             Transaction Valuation*                 Amount of Filing Fee*
             $3,758,902                             $751.78

*As of November 1, 2001, there were 268,493 shares of common stock, par value $0.05 per share ("Common Stock") of Enex Resources Corporation ("Enex") outstanding and owned by stockholders other than 3TEC Energy Corporation ("3TEC"). The filing fee was determined by multiplying the number of shares of Common Stock that are proposed to be acquired in the merger times the merger consideration of $14.00 in cash per share of Common Stock (the "Total Consideration"). The payment of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the Total Consideration.

[X] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

   (1) Amount Previously Paid: $751.78

   (2) Form, Schedule or Registration Statement No.: Preliminary Schedule 14C

   (3) Filing Party: Enex Resources Corporation

   (4) Date Filed: November 2, 2001

                                 INTRODUCTION

   This Rule 13e-3 Transaction Statement on Schedule 13E-3/A (the "Schedule 13E-3/A") is being filed by Enex Resources Corporation ("Enex" or the "Company"), 3TEC Energy Corporation ("3TEC"), 3NEX Acquisition Corporation ("3NEX"), Floyd C. Wilson, D. Martin Phillips, David B. Miller, Stephen W. Herod and Gary R. Christopher. Enex is a Delaware corporation and the issuer of the equity securities which are the subject of the transaction, and one of the filing persons.

   This Schedule 13E-3/A relates to the Merger Agreement dated October 25, 2001 (the "Merger Agreement") among the Company, 3TEC, which is a Delaware corporation and 3NEX , which is a Delaware corporation and wholly owned subsidiary of 3TEC.

   The Merger Agreement provides for the merger (the "Merger") of the newly formed corporation, 3NEX, with and into the Company, with the Company surviving as a wholly owned subsidiary of 3TEC. If approved, each share of common stock of the Company (other than shares owned by 3TEC or by stockholders exercising dissenters' rights) will be converted into the right to receive $14.00 per share in cash.

   In conjunction with the filing of this Schedule 13E-3/A, Enex filed with the Securities and Exchange Commission (the "SEC") on November 2, 2001, a Preliminary Information Statement on Schedule 14C, and on December 3, 2001, an amended Preliminary Information Statement on Schedule 14C (the "Information Statement"), relating to the special meeting of stockholders of Enex, and any and all adjournments or postponements thereof, at which the stockholders of Enex will consider and vote upon a proposal to approve and adopt the Merger Agreement and approve the Merger. Upon consummation of the Merger, 3TEC will own 100% of the Company's common stock.

   Pursuant to General Instructions F and G of Schedule 13E-3, the Preliminary Information Statement on Schedule 14C was filed on EDGAR on December 3, 2001, and is incorporated herein by reference. Capitalized terms used but not defined in this Schedule 13E-3/A shall have the meanings given to them in the Information Statement.

Item 1. Summary Term Sheet.

   The information set forth under "Summary" in the Information Statement is incorporated herein by reference.

Item 2. Subject Company Information.

   (a) NAME AND ADDRESS. The information set forth under "Parties to the Merger Agreement" in the Information Statement is incorporated herein by reference.

   (b) SECURITIES. The information set forth under "Outstanding Capital Stock" in the Information Statement is incorporated herein by reference.

   (c) TRADING MARKET AND PRICE. The information set forth under "Outstanding Capital Stock" in the Information Statement is incorporated herein by reference.

   The high and low sales prices for the Company's common stock for each quarter during the past two years is as follows:

                                                                     High   Low
                                                                     ----- -----
      First Quarter 2000............................................ $2.50 $2.25
      Second Quarter 2000........................................... $3.00 $2.75
      Third Quarter 2000............................................ $6.00 $2.75
      Fourth Quarter 2000........................................... $5.13 $3.50
      First Quarter 1999............................................ $6.00 $3.50
      Second Quarter 1999........................................... $3.50 $2.50
      Third Quarter 1999............................................ $3.50 $2.00
      Fourth Quarter 1999........................................... $2.25 $2.13

   (d) DIVIDENDS. No dividends have been paid by the Company during the past two years. Any future determination as to the payment of dividends will be made at the discretion of the Company's Board of Directors and will depend on a number of factors, including the future earnings, capital requirements, financial condition and future prospects of the Company, and any other factors as the Company's Board of Directors may deem relevant.

   (e) PRIOR PUBLIC OFFERINGS. None.

   (f) PRIOR STOCK PURCHASES. None.

Item 3. Identity and Background of Filing Persons.

   (a)-(c) NAME AND ADDRESS, BUSINESS AND BACKGROUND OF ENTITIES AND BUSINESS AND BACKGROUND OF NATURAL PERSONS. The information set forth under "Parties to the Merger Agreement" "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the Information Statement is incorporated herein by reference. Enex is one of the filing persons and the subject company in this Schedule 13E-3/A.

   3TEC owns 80% of the issued and outstanding common stock of Enex. Floyd C. Wilson, David B. Miller, D. Martin Phillips, Stephen W. Herod and Gary R. Christopher are directors of both Enex and 3TEC. Floyd C. Wilson, R.A. Walker, Stephen W. Herod, Shane M. Bayless and Mark S. Holt are officers of both Enex and 3TEC.

   The following table sets forth information concerning the present directors and executive officers of the Company.

                                                                        Director
                    Name               Age       Position(s) Held        Since
                    ----               ---       ----------------       --------
      Floyd C. Wilson................. 54     Chairman of the Board,      1999
                                           and Chief Executive Officer
      R. A. Walker....................  44     President and Chief
                                                Financial Officer
      Stephen W. Herod................  42          Director,             1998
                                           Vice President and Secretary
      Shane M. Bayless................  34  Vice President--Controller
                                                  and Treasurer
      Mark S. Holt....................  45     Assistant Secretary
      Gary R. Christopher.............  52           Director             1998
      David B. Miller.................  51           Director             1999
      D. Martin Phillips..............  48           Director             1999
      David B. Dunton.................  39           Director             1999

   Floyd C. Wilson has served as Chairman of the Board and Chief Executive Officer of the Company since 1999. In addition, Mr. Wilson has served as a director, President and Secretary of 3NEX since 2001. Mr. Wilson is also the Chairman and Chief Executive Officer of 3TEC, joining 3TEC on August 27, 1999, concurrent with the investment by W/E Energy Company L.L.C. ("W/E"). Mr. Wilson founded W/E in 1998. Mr. Wilson began his career in the energy business in Houston in 1970 as a completion engineer. He moved to Wichita in 1976 to start an oil and natural gas operating company, one of several private energy ventures which preceded the formation of W/E. Mr. Wilson founded Hugoton Energy Corporation ("Hugoton") in 1987, and served as its Chairman, President and Chief Executive Officer. In 1994, Mr. Wilson took Hugoton public, and sold the company in 1998 to Chesapeake Energy Corporation.

   R.A. Walker has served as President and Chief Financial Officer of the Company since June 2000. Mr. Walker has served as President and Chief Financial Officer of 3TEC since May 1, 2000. Prior to joining 3TEC he was a Senior Managing Director and Co-head of Prudential Capital Group, a $32 billion asset management and merchant banking affiliate of The Prudential Insurance Company of America investing in privately-placed debt and equity securities. From 1990 to 1998, Mr. Walker was the Managing Director of the Dallas office of Prudential Capital Group where he was responsible for the firm's global energy investments, as well as general corporate finance for the Southwestern United States. He joined Prudential in 1987, holding various responsibilities in its Boston, Dallas and Newark offices, after spending approximately six years in commercial banking and two years with an independent oil and gas company.

   Stephen W. Herod has served as a Director of the Company from 1998 until August 1999 and from October 1999 until present. Mr. Herod has served as Secretary of the Company since December 1999 and as Vice President of the Company since November 1999. Mr. Herod has served as Executive Vice President--Corporate Development of 3TEC since December 1999 and as a director of 3TEC since July 1997. Mr. Herod served as the Treasurer of 3TEC from 1999 until 2001. From July 1997 to December 1999, Mr. Herod was Vice President-Corporate Development of 3TEC. Mr. Herod served as President and a director of Shore Oil Company from April 1992 until the merger of Shore with 3TEC on June 30, 1997. He joined Shore's predecessor as Controller in February 1991. Mr. Herod was employed by Conquest Exploration Company from 1984 until 1991 in various financial management positions, including Operations Accounting Manager. From 1981 to 1984, Superior Oil Company employed Mr. Herod as a financial analyst.

   Shane M. Bayless has served as Vice President--Controller and Treasurer since August 2000. Mr. Bayless joined 3TEC in August 2000 as Vice President-- Controller. Previously, from July 1998, Mr. Bayless was vice president and controller with Encore Acquisition Partners, Inc. Prior to that time Mr. Bayless served as the controller and chief accounting officer of Hugoton Energy Corporation from 1996 to 1998. Mr. Bayless was also Hugoton's manager of accounting from 1993 to 1996.

   Mark S. Holt has served as Assistant Secretary since November 1999. Mr. Holt joined 3TEC in August 1999 and became Assistant Secretary in November 1999 and Vice President--Land in December 1999. W/E employed Mr. Holt as District Landman from 1998 to 1999. From 1985 to 1998, Mr. Holt was the owner of Holt Resources, which provided land consulting services to various oil and natural gas companies and operators. From 1979 to 1985, Mr. Holt was a Senior Landman for Sun Oil Company.

   Gary R. Christopher has served as a Director of the Company since 1998. Mr. Christopher is Acquisitions Coordinator of Kaiser-Francis Oil Company, a position he has held since February, 1995. From 1991 to 1995, Mr. Christopher served as Senior Vice President and Manager of Energy Lending for the Bank of Oklahoma. He continues to serve as a consultant to the Bank of Oklahoma. Mr. Christopher is also President, Chief Executive Officer and a director of PetroCorp, Inc., a public oil and natural gas company controlled by Kaiser-Francis Oil Company. Kaiser-Francis Oil Company owns 1,112,578 shares of 3TEC's common stock.

   David B. Miller has served as a Director of the Company and of 3TEC since 1999. Mr. Miller is a Managing Director and co-founder of EnCap Investments L.L.C. ("EnCap"). EnCap is an investment management and merchant banking firm focused on the upstream and midstream sectors of the oil and natural gas industry that was founded in 1988. EnCap is the general partner and controlling person of certain members of W/E. From 1988 to 1996, Mr. Miller also served as President of PMC Reserve Acquisition Company, a partnership jointly owned by EnCap and Pitts Energy Group. Prior to the establishment of EnCap, Mr. Miller served as Co-Chief Executive Officer of MAZE Exploration Inc., a Denver, Colorado, based oil and natural gas company he co-founded in 1981.

   D. Martin Phillips has served as a Director of the Company and of 3TEC since 1999. Mr. Phillips is a Managing Director and principal of EnCap. EnCap is an investment management and merchant banking firm focused on the upstream and midstream sectors of the oil and natural gas industry that was founded in 1988. EnCap is the general partner and controlling person of certain members of W/E. Prior to joining EnCap in 1989, from 1978 to 1989, Mr. Phillips served in various management capacities with NCNB Texas National Bank, including as Senior Vice President in the Energy Banking Group. Mr. Phillips is also a director of Bargo Energy Company, a public oil and natural gas company.

   David B. Dunton has served as a Director of the Company since 1999. Mr. Dunton is Vice President of EnCap. EnCap is an investment management and merchant banking firm focused on the upstream and midstream sectors of the oil and natural gas industry that was founded in 1988. EnCap is the general partner and controlling person of certain members of W/E. Prior to joining EnCap in 1998, he performed in various business development and marketing management roles with Delhi Gas Pipeline from 1990 until 1998 and was an energy banker with Texas Commerce Bank.

   The following table sets forth information concerning the present directors and executive officers of 3NEX.

                                                                               Director
Name                      Age                 Position(s) Held                  Since
----                      ---                 ----------------                 --------
Floyd C. Wilson.........   54 Director, President and Secretary                  2001

   The following table sets forth information concerning the present directors and executive officers of 3TEC.

Name                      Age                 Position(s) Held                  Since
----                      ---                 ----------------                 --------
Floyd C. Wilson.........   54 Chairman and Chief Executive Officer               1999
R. A. Walker............   44 President, Chief Financial Officer and Director    2000
Stephen W. Herod........   42 Executive Vice President--Corporate Development,
                               Assistant Secretary and Director                  1997
Shane M. Bayless........   34 Vice President; Controller and Treasurer           2000
Richard K. Stoneburner..   47 Vice President--Exploration                        1999
Mark S. Holt............   44 Vice President--Land and Assistant Secretary       1999
C. E. Hackstedt.........   51 Vice President--Engineering and Operations         2000
David S. Elkouri........   47 Secretary                                          2000
David B. Miller.........   51 Director                                           1999
D. Martin Phillips......   47 Director                                           1999
Gary R. Christopher.....   51 Director                                           1997
Larry L. Helm...........   53 Director                                           2000

   Richard K. Stoneburner joined 3TEC in August 1999 and became Vice President--Exploration in December 1999. Mr. Stoneburner was employed by W/E as District Geologist from 1998 to 1999. Prior to joining 3TEC, Mr. Stoneburner worked as a geologist for Texas Oil & Gas, The Reach Group, Weber Energy Corporation, Hugoton Energy Corporation and, independently through his own company, Stoneburner Exploration, Inc. Mr. Stoneburner has over 20 years of experience in the energy field.

   C.E. Hackstedt joined 3TEC in December 2000 and became Vice President-- Engineering and Operations in March 2001. Prior to joining 3TEC, Mr. Hackstedt was Vice President of Engineering and Operations for Panther Resources Corporation from 1999 to 2000. Mr. Hackstedt was the Vice President of Operations, Gulf Coast Division from 1995 to 1998 and Vice President of Operations from 1992 to 1995 for UMC Petroleum Corporation.

   David S. Elkouri became Secretary of 3TEC in May 2000. Mr. Elkouri is a founding member of the Wichita, Kansas law firm, Hinkle Elkouri Law Firm L.L.C., which was established in 1986. Mr. Elkouri is currently the firm's Co-Managing Director and the Chairman of its Corporate Department. Prior to establishing Hinkle Elkouri Law Firm L.L.C., Mr. Elkouri was a partner in the Wichita law firm of Regan & McGannon and an associate in the San Diego, California law firm of Gray Cary Wave & Freidenrich LLP. He is currently a member of the Board of Directors of Rand Graphics, Inc. and served as a director of Hugoton Energy Corporation from 1993 until 1998. He is an Adjunct Professor of Law at the University of Kansas School of Law and teaches business planning. Mr. Elkouri's business address is 301 North Main, Suite 2000, Wichita, Kansas, 67202.

   Larry L. Helm has served as a director of 3TEC since 2000 and is chairman of the Audit Committee. Mr. Helm is Executive Vice President and Manager, Southern Region Middle Market for Bank One, NA, a position he has held since 1996. Mr. Helm joined Bank One, NA in 1989 and has held increasingly more responsible positions with Bank One, NA, including, most recently, Chairman and Chief Executive Officer of Bank One, NA's Dallas Region. Mr. Helm is a former director of the Independent Petroleum Association of America. Mr. Helm's business address is IL1-0894, 1 Bank One Plaza, Chicago, IL 60670.

   Neither 3TEC, 3NEX or any of the directors and officers of the Company, 3TEC and 3NEX have been convicted in a criminal proceeding during the past five years, nor have any of them been a party to any judicial or administrative proceeding during the past five years relating to violations of federal or state securities laws.

   All of the directors and officers of the Company, 3TEC and 3NEX are citizens of the United States.

Item 4. Terms of the Transaction.

   (a) MATERIAL TERMS. The information set forth under "Summary", "Quorum and Required Vote", "The Merger", and "The Merger Agreement" in the Information Statement is incorporated herein by reference. Exhibit "A" to the Information Statement is also incorporated herein by reference in its entirety.

   (b) DIFFERENT TERMS. The information set forth under "Summary" and "The Merger Agreement" in the Information Statement is incorporated herein by reference.

   (c) APPRAISAL RIGHTS. The information set forth under "Summary" and "Appraisal Rights of Dissenting Stockholders" in the Information Statement is incorporated herein by reference. Exhibit "B" to the Information Statement is also incorporated herein by reference in its entirety.

   (d) PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS. None.

   (e) ELIGIBILITY FOR LISTING OR TRADING. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements.

   (a) TRANSACTIONS. Not applicable.

   (b) SIGNIFICANT CORPORATE EVENTS. The information set forth under "Significant Corporate Events" in the Information Statement is incorporated herein by reference.

   (c) NEGOTIATIONS OR CONTRACTS. The information set forth under (b) above is incorporated herein by reference.

   (d) AGREEMENTS INVOLVING THE SUBJECT COMPANY'S SECURITIES. The information set forth under "The Merger Agreement" in the Information Statement is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

   (a) USE OF SECURITIES ACQUIRED. The information set forth under "The Merger Agreement" in the Information Statement is incorporated herein by reference.

   (b) PLANS. The information set forth under "Summary", "Certain Changes to Enex After the Merger", "The Merger", "The Merger Agreement" and "Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

   (a) PURPOSES. The information set forth under "Summary", "The Merger", and "The Merger Agreement" in the Information Statement is incorporated herein by reference.

   (b) ALTERNATIVES. The Company's Board of Directors considered no alternatives other than the Merger.

   (c) REASONS. The information set forth under "Summary", "The Merger", and "The Merger Agreement" in the Information Statement is incorporated herein by reference.

   (d) EFFECTS. The information set forth under "Summary", "The Merger", "The Merger Agreement" and "Interests of Certain Persons in the Merger" in the Information Statement is incorporated herein by reference.

Item 8. Fairness of the Transaction.

   (a) FAIRNESS. The filing persons reasonably believe that the Merger Proposal is substantively and procedurally fair to unaffiliated security holders.

   (b) FACTORS CONSIDERED IN DETERMINING FAIRNESS. The information set forth under "Summary", "The Merger", and "The Merger Agreement" in the Information Statement is incorporated herein by reference.

   (c) APPROVAL OF SECURITY HOLDERS. The information set forth under "Quorum and Required Vote" in the Information Statement is incorporated herein by reference.

   (d) UNAFFILIATED REPRESENTATIVE. The information set forth under "Summary" and "The Merger" in the Information Statement is incorporated herein by reference.

   (e) APPROVAL OF DIRECTORS. The information set forth under "Summary" and "The Merger" in the Information Statement is incorporated herein by reference. The Company does not have any employees at this time.

   (f) OTHER OFFERS. None.

Item 9. Reports, Opinions, Appraisals and Negotiations.

   (a) REPORT, OPINION OR APPRAISAL. The information set forth under "Summary" and "The Merger" in the Information Statement is incorporated herein by reference.

   (b) PREPARER AND SUMMARY OF THE REPORT, OPINION OR APPRAISAL. The information set forth under "Summary" and "The Merger" in the Information Statement is incorporated herein by reference.

   (c) AVAILABILITY OF DOCUMENTS. The Fairness Opinion will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested Enex stockholder of record.

Item 10. Source and Amounts of Funds or Other Consideration.

   (a) SOURCE OF FUNDS. The information set forth under "Summary" and "Source and Amount of Funds" in the Information Statement is incorporated herein by reference.

   (b) CONDITIONS. None.

   (c) EXPENSES. The information set forth under "The Merger Agreement" "The Merger" and "Source and Amount of Funds" in the Information Statement is incorporated herein by reference.

   (d) BORROWED FUNDS. None.

Item 11. Interest in Securities of the Subject Company.

   (a) SECURITIES OWNERSHIP. The information set forth under "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Management" in the Information Statement is incorporated herein by reference.

   (b) SECURITIES TRANSACTIONS. None.

Item 12. The Solicitation or Recommendation.

   (a) INTENT TO TENDER OR VOTE IN A GOING-PRIVATE TRANSACTION. 3TEC intends to vote in favor of the Merger Proposal based upon the resolution adopted by the 3TEC Board of Directors.

   (b) RECOMMENDATIONS OF OTHERS. None.

Item 13. Financial Statements.

   (a) FINANCIAL INFORMATION. The Company's Form 10KSB filed April 13, 2001, Form 10QSB filed May 13, 2001, Form 10QSB filed August 8, 2001, and Form 10QSB filed November 8, 2001, have all been filed with the SEC and are all incorporated herein by reference. The Company files annual, quarterly and special reports, proxy statements and other information with the SEC. Company stockholders may read and copy any document the Company files at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the operation of the Public Reference Room. The Company's public filings are also available from commercial document retrieval services and at the Internet World Wide Web site maintained by the SEC (http://www.sec.gov).

   (b) PRO FORMA INFORMATION. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

   (a) SOLICITATIONS OR RECOMMENDATIONS. The information set forth under "Summary" and "The Merger" in the Information Statement is incorporated herein by reference.

   (b) EMPLOYEES AND CORPORATE ASSETS. None.

Item 15. Additional Information. None.

Item 16. Exhibits.

   (a)(1) Preliminary Information Statement on Schedule 14C (incorporated by reference to Preliminary Information Statement on Schedule 14C filed with the SEC on December 3, 2001).


   (c)(1) Fairness Opinion of Sanders Morris Harris dated October 1, 2001 (incorporated by reference to Exhibit "C" to the Preliminary Information Statement on Schedule 14C filed with the SEC on December 3, 2001).

   (d)(1) Merger Agreement dated October 25, 2001, among Enex, 3TEC and 3NEX (incorporated by reference to Exhibit "A" to the Preliminary Information Statement on Schedule 14C filed with the SEC on December 3, 2001).

   (f)(1) Section 262 of the Delaware General Corporation Law (incorporated by reference to Exhibit "B" to the Preliminary Information Statement on Schedule 14C filed with the SEC on December 3, 2001).

                                  SIGNATURES

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Floyd C. Wilson
                                          -------------------------------------
                                          Floyd C. Wilson, Enex Resources
                                           Corporation
                                          Chairman of the Board and Chief
                                           Executive
                                          Officer
                                          December 3, 2001

                                          /s/ Floyd C. Wilson
                                          -------------------------------------
                                          Floyd C. Wilson, 3TEC Energy
                                          Corporation Chairman of the Board
                                          and Chief Executive
                                          Officer
                                          December 3, 2001

                                          /s/ Floyd C. Wilson
                                          -------------------------------------
                                          Floyd C. Wilson, 3NEX Acquisition

                                          Corporation President

                                          December 3, 2001

                                          /s/ Stephen W. Herod
                                          -------------------------------------
                                          Stephen W. Herod, 3TEC Energy
                                          Corporation
                                          and Enex Resources Corporation
                                          Director
                                          December 3, 2001

                                          /s/ Gary R. Christopher
                                          -------------------------------------
                                          Gary R. Christopher, 3TEC Energy
                                           Corporation
                                          and Enex Resources Corporation
                                           Director
                                          December 3, 2001

                                          /s/ David B. Miller
                                          -------------------------------------
                                          David B. Miller, 3TEC Energy
                                           Corporation
                                          and Enex Resources Corporation
                                           Director
                                          December 3, 2001

                                          /s/ D. Martin Phillips
                                          -------------------------------------
                                          D. Martin Phillips, 3TEC Energy
                                           Corporation
                                          and Enex Resources Corporation
                                           Director
                                          December 3, 2001

                                          /s/ Floyd C. Wilson

                                          -------------------------------------

                                          Floyd C. Wilson, 3TEC Energy
                                          Corporation and Enex Resources
                                          Corporation


                                          Director


                                          December 3, 2001